October 22, 2004


Mail Stop 0306

Robert W. Thomas
President and Chief Executive Officer
FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, California 94063-2469

Re:	FoxHollow Technologies, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed October 13, 2004
	File No. 333-118191

Dear Mr. Thomas:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary
1. In the summary you state your product should not be used in four types of procedures. Yet on page 19 in the second bullet point you also describe your product as being contraindicated for in-stent restenosis. Please define the term and include this in the summary as another procedure where your product should not be used. Also, please define "renal" and "iliac" in the appropriate locations in the summary and on page 19.
2. Given the fact that you have not done comparative safety or efficacy studies, expand the first two bullets on page 2 to so state, and explain the basis for your belief that the SilverHawk has these "benefits." We note your revised language on page 3.
3. The language you added to the fourth bullet is more appropriate to the third bullet, where you make the point that one-third of SilverHawk procedures to date have been performed below the knee. Please revise.
4. In the first full paragraph on page 3, expand to disclose the serious adverse medical consequences that occurred when the SilverHawk was used in coronary arteries, as noted at the top of page 10.
5. Revise the summary where you inaccurately represent that "some" physicians who participate in TALON are consultants and security holders. We note that eight out of 10 are consultants and nine out of 10 are securityholders. Also disclose that almost of them have been compensated in cash and stock for consulting services, if true. Risk Factors
The use, misuse or off label use of the SilverHawk may result - Page
12
6. We note your response to comment 7 and the revised disclosure on page 12. Explain why you have not taken any action to mitigate the risk given the serious adverse medical and other consequences. Management`s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation - Page 35
7. Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Financial Statements
Report of Independent Registered Public Accounting Firm - Page F-2
8. Please confirm that the draft language will be removed from the audit report in the amendment to be declared effective.
Note 5.  Income Taxes - Page F-15
9. We note the significant changes in the amounts of your net operating loss carryforwards and the related deferred tax assets as of December 31, 2003, and June 30, 2004. Supplementally please tell us the facts and circumstances surrounding the changes.
Additionally, if true, please revise your deferred tax asset table to indicate that it is presented in thousands.



Note 10.  Stock Option Plans

Deferred Stock-Based Compensation - Page F-22

10. Disclose more details in Note 10 of the specific methodologies and assumptions used to determine the fair value of the Company`s common stock at the date that the stock options were granted. Consideration should be given to providing more details similar to those provided in the Critical Accounting Policies.

11. We note through your revised disclosures on pages 23 and II-2 that you granted options to purchase approximately 721,000 shares of common stock at exercise prices of up to $4.00 per share during the quarter ended September 30, 2004. Supplementally tell us, and if material, please revise your subsequent events note to disclose, the amount of deferred stock-based compensation recorded and periods over which you expect to recognize the expense. Include in your disclosure, for each month of grant, the number of options and shares granted, the weighted average exercise price, the weighted average fair value and the weighted average intrinsic value, if any.

Closing Comments
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
You may contact Cindy Dalton at (202) 824-5308 or in her absence, Brian Cascio at (202) 942-1791, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.

Sincerely,



Peggy Fisher
Assistant Director



cc (via fax):  	David J. Saul
		Philip H. Oettinger
FoxHollow Technologies, Inc.
Robert W. Thomas
Page 1